UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on letter from the Ministry of Mines and Energy

—

Rio de Janeiro, June 21, 2022 - Petróleo Brasileiro S.A. – Petrobras, following up on the Material Fact released on 06/09/2022, informs that it received a letter from the Ministry of Mines and Energy today, at 9:21 pm, to rectify the nominations of candidates of the controlling shareholder for the Company's Board of Directors, to be submitted to the Extraordinary General Meeting.

The controlling shareholder is nominating the following candidates:

Candidate Name	Position
Gileno Gurjão Barreto	Chairman of the Board of Directors
Caio Mario Paes de Andrade	Member of the Board of Directors and CEO
Edison Antonio Costa Britto Garcia	Member of the Board of Directors
Iêda Aparecida de Moura Cagni	Member of the Board of Directors
Jonathas Assunção Salvador Nery de Castro	Member of the Board of Directors
Márcio Andrade Weber	Member of the Board of Directors
Ricardo Soriano de Alencar	Member of the Board of Directors
Ruy Flaks Schneider	Member of the Board of Directors

The nominations are submitted to the internal governance process, observing the Senior Management Member Nomination Policy, for analysis of the legal and management and integrity requirements and subsequent manifestation of the People Committee, pursuant to article 21, §4, of Decree 8,945/2016, as amended by Decree 11,048/2022.

Facts deemed relevant will be disclosed to the market in due course.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer